UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               PATLEX CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                    -----------------------------------------
                         (Title of Class of Securities)

                                    703245100
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 1996
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No. 703245100                                            Page 2 of 5 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             0%

14      Type of Reporting Person*

               IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of common stock, $.10 par value per share (the "Patlex Shares"), of Patlex Corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated October 6, 1995 (the "Initial Statement") filed by the Reporting Person (as defined herein). This statement on Schedule 13D is being filed by the Reporting Person to report that, on August 20, 1996, the shareholders of the Issuer approved a plan of reorganization of the Issuer pursuant to which, on August 21, 1996, the Issuer was merged into Holdco, a publicly held holding company, which was subsequently renamed "DBT Online, Inc." (the "Reorganization"). As a result of the Reorganization, each Patlex Share outstanding was converted into one share of Holdco common stock. Accordingly, the Reporting Person may no longer be deemed the beneficial owner of more than 5% of the outstanding Patlex Shares. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is amended as follows.

Item 1.        Security and Issuer.

               This Amendment No. 1 to Schedule 13D relates to the Patlex Shares. The address of the principal executive offices of the Issuer is 5550 West Flamingo Road, Suite B-5, Las Vegas, Nevada 89103.

Item 2.        Identity and Background.

               Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

Item 5.        Interest in Securities of the Issuer.

               (a) The aggregate number of Patlex Shares of which the Reporting Person may be deemed a beneficial owner is 0.

               Mr. Stanley Druckenmiller, a Managing Director of SFM, owns a majority interest in Duquesne Capital Management, L.L.C. ("Duquesne"), a
registered investment adviser. Accounts of investment advisory clients over which Duquesne exercises investment discretion (the "Duquesne Clients") previously held, immediately prior to the Reorganization, 80,312 Patlex Shares, but as a result of the Reorganization no longer hold any Patlex Shares. By reason of his position with Duquesne, Mr. Druckenmiller may have been deemed to be the beneficial owner, for purposes of Rule 13d-3 under the Act, of all such Patlex Shares held by the Duquesne Clients.

               The Reporting Person expressly disclaims beneficial ownership of any Patlex Shares that were not held directly for the account of Quantum Partners.

               (b) Pursuant to the terms of the SFM Contract, the Reporting Person may have been deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including the Patlex Shares.

               (c) Except as described above, there have been no transactions in the Patlex Shares effected since July 6, 1996 (60 days prior to the date hereof).

               (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Patlex Shares on August 21, 1996.

                                                               Page 4 of 5 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 5, 1996                    GEORGE SOROS

                                            By:  /S/ SEAN C. WARREN
                                                 -------------------------
                                                 Sean C. Warren
                                                 Attorney-in-Fact

                                                               Page 5 of 5 Pages


                                     ANNEX A


               The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                              Walter Burlock
                              Stanley Druckenmiller
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Elizabeth Larson
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Filiberto H. Verticelli
                              Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.